                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G

                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                       Health Benefits Direct Corporation
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                   42220V 10 7
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)
                                 --------------

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)

      / /  Rule 13d-1(c)

      /x/  Rule 13d-1(d)

-------------------

      *  The  remainder  of this cover page shall be filled out for a  reporting person's  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information  required in the remainder of this cover page shall not be deemed to be "filed"  for the  purpose of Section 18 of the  Securities
      Exchange  Act of 1934 or  otherwise  subject  to the  liabilities  of that section of the Act but shall be subject to all other provisions of the Act
      (however, SEE the NOTES).

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CUSIP No. 42220V 10 7                 13G                      Page 2 of 5 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S.  IDENTIFICATION  NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                  Arthur  J.  Nagle  and Paige L.  Nagle as Joint  Tenants  with
                  Rights of Survivorship
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
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  NUMBER OF       5       SOLE VOTING POWER
   SHARES
BENEFICIALLY                   1,500,000 shares
  OWNED BY     -----------------------------------------------------------------
   EACH           6       SHARED VOTING POWER
 REPORTING
PERSON WITH                    0 shares
               -----------------------------------------------------------------
                  7       SOLE DISPOSITIVE POWER

                               1,500,000 shares
               -----------------------------------------------------------------
                  8       SHARED DISPOSITIVE POWER

                               0 shares
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     9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                     1,500,000 shares
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    10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                               / /

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    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.5%
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    12          TYPE OF REPORTING PERSON*

                     IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 42220V 10 7                 13G                      Page 3 of 5 Pages
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        Item 1.

        (a)     Name of Issuer:
                Health Benefits Direct Corporation

        (b)     Address of Issuer's Principal Executive Offices:
                2900 Gateway Drive
                Pompano Beach, FL 33069

        Item 2.

                (a)     Name of Person Filing:
                        Arthur  J.  Nagle  and  Paige  L.  Nagle   JTWROS   (the
                        "Reporting Persons")

                (b)     Address  of  Principal  Business  Office,  or  if  none,
                        Residence:
                        19 Garden Avenue, Bronxville, NY 10708

                (c)     Citizenship:
                        United States

                (d)     Title of Class of Securities:
                        Common Stock, par value $0.001 per share

                (e)     CUSIP Number: 42220V 10 7

        Item 3.         If this statement is filed pursuant to Rule 13d-1(b), or
                        13d-2(b) or (c), check whether the person filing is a:

        (a)     / /     Broker  or dealer  registered  under  Section  15 of the
                        Exchange Act.
        (b)     / /     Bank as defined in section 3(a)(6) of the Exchange Act.
        (c)     / /     Insurance  company as defined in section 3(a)(19) of the
                        Exchange Act.
        (d)     / /     Investment  company  registered  under  section 8 of the
                        Investment Company Act.
        (e)     / /     An   investment   adviser   in   accordance   with  Rule
                        13d-1(b)(1)(ii)(E);
        (f)     / /     An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).
        (g)     / /     A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).
        (h)     / /     A savings  association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;
        (i)     / /     A church plan that is excluded from the definition of an
                        investment   company  under  Section   3(c)(14)  of  the
                        Investment Company Act.
        (j)     / /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        Item 4.         Ownership
                        The Reporting  Persons'  calculation of their percentage
                        of  ownership  of the  common  stock of Health  Benefits
                        Direct Corporation, par value $0.001 per share, is based
                        upon  27,191,482  shares  of  common  stock  issued  and
                        outstanding as of February 6, 2006 including warrants to
                        purchase  500,000  shares of the  Issuer's  common stock
                        exercisable  within 60 days of the date of this Schedule
                        13G held by the Reporting Persons.

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CUSIP No. 42220V 10 7                 13G                      Page 4 of 5 Pages
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                (a)     Amount beneficially owned:
                        1,500,000

                (b)     Percent of Class: 5.5%

                (c)     Number of Shares as to which the Reporting Persons have:
                           i.  Sole  power  to  vote  or  to  direct  the  vote:
                               1,500,000
                               ---------
                          ii.  Shared  power to vote or to direct the vote:  0
                                                                            ---
                         iii.  Sole   power  to   dispose   or  to  direct   the
                               disposition of: 1,500,000
                                               ---------
                          iv.  Shared   power  to   dispose  or  to  direct  the
                               disposition of:  0
                                               ---

        Item 5.         Ownership  of Five  Percent or Less of a Class.  If this
                        statement  is being  filed to report the fact that as of
                        the date  hereof the  reporting  person has ceased to be
                        the  beneficial  owner of more than five  percent of the
                        class of securities, check the following [ ].

        Item 6.         Ownership of More than Five Percent on Behalf of Another
                        Person.
                        Not Applicable.

        Item 7.         Identification  and  Classification  of  the  Subsidiary
                        Which  Acquired  the Security  Being  Reported on by the
                        Parent Holding Company.
                        Not Applicable.

        Item 8.         Identification and Classification of Members of the Group.
                        Not Applicable.

        Item 9.         Notice of Dissolution of Group.
                        Not Applicable.

        Item 10.        Certification.
                        Not Applicable.

           [The remainder of this page was intentionally left blank.]

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CUSIP No. 42220V 10 7                 13G                      Page 5 of 5 Pages
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                                   SIGNATURES

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this statement is true,  complete and correct.

Dated: February 14, 2006

                                        /s/ Arthur J. Nagle
                                        ---------------------------------
                                        Arthur J. Nagle

                                        /s/ Paige L. Nagle
                                        ---------------------------------
                                        Paige L. Nagle